Exhibit 3.11

ARTICLES OF INCORPORATION

OF

GIANT FOUR CORNER, INC.

We, the undersigned incorporators, having associated ourselves together for the purposes of forming a corporation under the laws of the State of Arizona, adopt the following Articles of Incorporation:

I.

Name

The name of the corporation is Giant Four Corners, Inc.

II.

Purpose

This corporation is organized for the purpose of transacting any or all lawful business for which corporations may be incorporated under the laws of the State of Arizona, as amended from time to time.

III.

Initial Business

The corporation initially intends to conduct in the State of Arizona and the rest of the Four Corners are of the United States the business of exploring for, producing, refining, marketing, selling and otherwise dealing in gasoline and all other petroleum products.

IV.

Authorized Capital

The corporation shall have authority to issue five hundred thousand (500,000) common shares with $0.01 per value per share. Share will be paid for at such time, and in such manner as the Board of Directors shall determine.

V.

Board of Directors

The Board of Directors shall be comprised of not less than one (1) nor by no more than seven (7) members, the exact number of which shall initially be fixed by the incorporators and thereafter from time to time by resolution of the Board of Directors. This initial Board of Directors shall consist of three (30 members who shall serve as the directors until the first annual meeting of the shareholders or until their successors are elected and qualified, and whose names and addresses are:

Name	Address
James E. Acridge	23733 North Scottsdale Road Scottsdale, Arizona 85255

Fredric L. Holliger	23733 North Scottsdale Road Scottsdale, Arizona 85255

Morgan M. Gust	23733 North Scottsdale Road Scottsdale, Arizona 85255

VI.

Limitation of Director Liability

No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of Fiduciary duty as a director; provided, however, that this Article shall not eliminate or limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) authorizing the unlawful payment of a dividend or other distribution on the corporation’s capital stock or the unlawful purchase of its capital stock; (iv) a violation of Arizona Statutes Section 10-041 —Director conflicts of interest; or (v) any transaction from which the director derived an improper personal benefit.

VII.

Incorporators

The name and addresses of the incorporators are:

Name	Address
Carlos A. Guerra	23733 North Scottsdale Road Scottsdale, Arizona 85255

Brian H. Pye	23733 North Scottsdale Road Scottsdale, Arizona 85255

All powers, duties and responsibilities of the incorporators shall cease at the time of delivery of these Articles of Incorporation to the Arizona Corporation Commission for filing.

VIII.

Statutory Agent

FC Service Corporation, an Arizona corporation, Two North Central Avenue, Suite 2200, Phoenix, Arizona 85004-2890, is hereby appointed the initial Statutory Agent for the corporation for the State of Arizona.

IX.

Known Place of Business

The corporation’s known place of business is 23733 North Scottsdale Road, Scottsdale, Arizona 852525.

IN WITNESS WHEREOF, the undersigned incorporators have hereunto affixed their signatures this 3rd day of August, 1993.

/s/ Carlos A. Guerra
Carlos A Guerra

/s/ Brian H. Pye
Brian H. Pye